Exhibit 2

For Immediate Release	1 May 2015

WPP plc (“WPP”)

Voting rights and Capital 30 April 2015

WPP confirms that its capital consists of 1,326,542,313 ordinary shares with voting rights.

WPP holds 18,249,483 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,308,292,830 shares.

The figure 1,308,292,830 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

For further information please contact:
Feona McEwan, WPP	+44 (0)20 7408 2204